                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                          -----------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One):


|X|   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
       1934 [NO FEE REQUIRED].

For the year ended December 31, 1999

                                                                             OR

   TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF
     1934 [NO FEE REQUIRED].

For the transition period from ________________ to ________________

Commission file number 1-14019

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Danbury Pharmacal Puerto Rico Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Schein Pharmaceutical, Inc. 100 Campus Dr. Florham Park, NJ 07932

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

                                                                      CONTENTS

INDEPENDENT AUDITOR'S REPORT                                            3


FINANCIAL STATEMENTS:

           Statements of assets available for benefits                  4

           Statements of changes in assets available
                     for benefits                                       5

           Notes to financial statements                                6-10

SUPPLEMENTAL SCHEDULE:

           Form 5500 - Item 27a - Schedule of assets
                     held for investment purposes                       11

SIGNATURES                                                              12

EXHIBITS

INDEPENDENT AUDITOR'S REPORT

Investment Committee
Danbury Pharmacal Puerto Rico Profit Sharing Plan

We have audited the accompanying statements of assets available for benefits of the Danbury Pharmacal Puerto Rico Profit Sharing Plan ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Investment Committee for the Danbury Pharmacal Puerto Rico Profit Sharing Plan. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Investment Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Danbury Pharmacal Puerto Rico Profit Sharing Plan at December 31, 1999 and 1998, and the changes in assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment is presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and is not a required part of the basic financial statements. The supplemental schedule has been subjected to the auditing procedures applied to the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Woodbridge, New Jersey

May 25, 2000

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

                            STATEMENTS OF ASSETS AVAILABLE FOR BENEFITS (NOTE 5)

---------------------------------------------------------------------------------------------------------
DECEMBER 31,                                  1999                                         1998
---------------------------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
    Mutual funds                     $2,505,699                               $1,494,614
    Participant's loans                  93,344            $2,599,043             41,621       $1,536,235
---------------------------------------------------------------------------------------------------------
Receivables:
    Employer contributions               96,284                                  217,686
    Participants' contributions          26,750               123,034             20,064          237,750
---------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS                              $2,722,077                          $1,773,985
=========================================================================================================
                                                           SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

                  STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR BENEFITS (NOTE 4)

------------------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31,                                            1999                                1998
------------------------------------------------------------------------------------------------------------------------
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
           Interest and dividends                          $ 90,178                            $54,951
           Net appreciation in fair value of
               investments                                  507,350          $ 597,528          73,243       $128,194
----------------------------------------------------------------------------------------------------------------------
           Contributions:
               Employer                                     189,210                            461,526
               Participants                                 271,846            461,056         221,690        683,216
----------------------------------------------------------------------------------------------------------------------
                                                                             1,058,584                        811,410
DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
           Benefits paid                                                       110,492                         42,042
           Administrative expenses                                                   -                              -
----------------------------------------------------------------------------------------------------------------------
NET INCREASE                                                                   948,092                        769,368
ASSETS AVAILABLE FOR BENEFITS,
    BEGINNING OF YEAR                                                        1,773,985                      1,004,617
----------------------------------------------------------------------------------------------------------------------
ASSETS AVAILABLE FOR BENEFITS,
    END OF YEAR                                                             $2,722,077                     $1,773,985
======================================================================================================================
                                                                          SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS.

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

1.  DESCRIPTION OF PLAN       The following description of the Danbury Pharmacal
                              Puerto Rico Profit Sharing Plan ("the Plan") provides only general information, Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.
                              Schein Pharmaceutical, Inc. ("Schein
                              Pharmaceutical") is the ultimate sponsor of the Plan. Danbury Pharmacal Puerto Rico is an indirectly owned subsidiary of Schein
                              Pharmaceutical.

                              The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974. Eligible employees are those employees of Danbury Pharmacal Puerto Rico.

                              Participants' contributions, from 1% to 14% of salary, and the employers' matching contribution of 50% of the participants' contributions (up to 6% of the participants' contributions) are fully vested when made. The Plan also provides for a discretionary employer contribution which becomes 100% vested upon completion of 5 years of continuous service and provides for retirement, termination, death and disability benefits.

                              The amount of forfeitures arising under this Plan are first allocated to pay the expenses of the Plan. The balance, if any, is then allocated to the accounts of participants entitled to restoration of their interests in the Plan. The remaining balance, if any, is then allocated to the employer contribution account of each participant.

                              Upon enrollment in the Plan, a participant may direct employer and employee contributions in any of the following investment options. Participants may change their investment options at any time.

                                          INCOME FUND II - The fund invests
                                          primarily in insurance and bank
                                          investment contracts and stable value
                                          contracts.

                                          PIMCO TOTAL RETURN FUND -
                                          Administrative Class ("PIMCO Fund") -
                                          Funds are invested in corporate bonds,
                                          U.S. government bonds and money market
                                          instruments.

                                          VANGUARD GROWTH & INCOME FUND - Funds
                                          are invested in a broadly diversified
                                          portfolio of stocks designed, in
                                          total, to be similar to the Standard &
                                          Poor's 500 index in terms of dividend
                                          yield, return on equity,
                                          price-earnings ratio and price-book
                                          ratio of large company stocks.

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

                                          T. ROWE PRICE INTERNATIONAL STOCK FUND
                                          - The fund invests primarily in common
                                          stocks or other equity securities of
                                          companies located principally in
                                          Europe and the Far East.

                                          PBHG GROWTH FUND - The fund normally
                                          invests at least 80% of its' assets in
                                          the common stocks of small and
                                          medium-sized companies.

                                          SCHEIN PHARMACEUTICAL STOCK FUND -
                                          Effective April 9, 1998, Plan
                                          participants could elect to contribute
                                          (up to 10% of the participants'
                                          contributions) to the Schein
                                          Pharmaceutical Stock Fund. This fund
                                          invests in common stock of the Plan
                                          Sponsor.

                                          PARTICIPANT LOANS - Participants may
                                          borrow from their accounts pursuant to
                                          the rules set forth in the Plan
                                          agreement. The loans are secured by
                                          the balance in the participant's
                                          account and bear interest at local
                                          prevailing rates. Principal and
                                          interest are paid ratably through
                                          payroll deductions.

                               Upon termination of employment, benefits are paid in the form of a lump-sum amount equal to the value of the participant's vested interest in his or her account. Certain participants, pursuant to the qualifications set forth in the Plan agreement, may elect to have a portion of their benefits paid in installments over 5 or 10 years.

                               The Plan and related trust are designed and operate under Section 165(e) of the Puerto Rico Income Tax Act of 1954. In addition, the Internal Revenue Service has determined and informed the Plan Sponsor, by letter dated June 29, 1995, that the Plan and related trust are designed and operate in accordance with applicable sections of the Internal Revenue Code. Earnings of the Plan are therefore exempt from income taxes.

                               The Plan may be terminated, or contributions may be discontinued, by the Plan Sponsor at any time. Upon termination, or discontinuance of contributions, the amounts credited to participants shall become fully vested.

                               Plan investments were maintained by Banco Popular through March 31, 1998. Effective April 1, 1998, American Express Trust Company ("American Express") commenced service as the Plan's trustee.

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

2.  SUMMARY OF                BASIS OF PRESENTATION
    ACCOUNTING
    POLICIES                  The financial statements are prepared on the
                              accrual basis of accounting.

                              INVESTMENTS

                              Investments are stated at fair value which is determined using quoted market prices. Gains and losses on investment transactions are recognized when realized based on trade dates. Unrealized gains and losses are based on the difference between the beginning of year fair value, or historical cost if purchased during the current year, and the year-end fair value. Realized and unrealized gains and losses have been included in net appreciation in fair value of investments. Assets held for investment, by Fund, are separately disclosed in Note 5.

                              USE OF ESTIMATES

                              The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. PLAN EXPENSES              Certain administrative expenses are charged to the
                              Plan Sponsor by American Express (and are substantially offset by payments from the Plan, itself). In addition, Schein and Danbury Pharmacal
                              Puerto Rico also incur certain personnel and administrative costs in the course of servicing the Plan and its' participants.

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

4.  CHANGES IN PLAN ASSETS
    BY FUND Investments in the various programs offered by the Plan are directed by the participants. The following table sets forth the activity for 1999 in each of the investment programs offered by the Plan.

                                                                                                           T ROWE
                                                                                          VANGUARD         PRICE
                                                            INCOME       PIMCO TOTAL      GROWTH &     INTERNATIONAL
                                                            FUND II      RETURN FUND     INCOME FUND     STOCK FUND
=====================================================================================================================
ADDITIONS TO ASSETS ATTRIBUTED TO:
       Interest & dividends                               $        --    $    14,126    $    38,740    $     7,293
       Net appreciation (depreciation) in fair value
         of investments                                        16,616        (15,151)       135,567         28,645
       Transfers in from (out to) other funds, net            (18,945)       (11,863)       116,030         (8,103)
       Participant loan repayments                              4,159          3,127         11,265          1,275
       Contributions:
         Employer                                              29,991         19,456         68,787         12,523
         Participants                                          48,479         37,380        102,241         16,178
---------------------------------------------------------------------------------------------------------------------
                                                               80,300         47,075        472,630         57,811

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
       Participant loan issuances                              (9,465)       (12,041)       (30,687)        (3,549)
       Benefits paid                                          (17,458)       (27,894)       (38,473)        (9,087)
       Administrative expenses                                     --             --             --             --
---------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)                                        53,377          7,140        403,470         45,175
       Assets available for benefits, beginning of year       289,144        256,605        573,683        105,329

---------------------------------------------------------------------------------------------------------------------
NET ASSETS - END OF YEAR                                  $   342,521    $   263,745    $   977,153    $   150,504
=====================================================================================================================
                                                                             SCHEIN
                                                              PBHG           PHARMA-
                                                             GROWTH         CEUTICAL       PARTICIPANT
                                                              FUND         STOCK FUND         LOANS         TOTAL
---------------------------------------------------------------------------------------------------------------------
ADDITIONS TO ASSETS ATTRIBUTED TO:
       Interest & dividends                               $    26,330    $        --    $     3,689    $    90,178
       Net appreciation (depreciation) in fair value
         of investments                                       350,522         (8,849)            --        507,350
       Transfers in from other funds, net                     (73,521)        (3,598)            --             --
       Participant loan repayments                              5,047             59        (24,932)            --
       Contributions:                                                                                            --
         Employer                                              55,627          2,826             --        189,210
         Participants                                          64,613          2,955             --        271,846
---------------------------------------------------------------------------------------------------------------------
                                                              428,618         (6,607)       (21,243)     1,058,584

DEDUCTIONS FROM ASSETS ATTRIBUTED TO:
       Participant loan issuances                             (17,114)        (1,194)        74,050             --
       Benefits paid                                          (12,991)        (3,505)        (1,084)      (110,492)
       Administrative expenses                                     --             --             --             --

---------------------------------------------------------------------------------------------------------------------
NET INCREASE (DECREASE)                                       398,513        (11,306)        51,723        948,092
       Assets available for benefits, beginning of year       451,724         55,879         41,621      1,773,985

---------------------------------------------------------------------------------------------------------------------
NET ASSETS - END OF YEAR                                  $   850,237    $    44,573    $    93,344    $ 2,722,077
=====================================================================================================================

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

                                                   NOTES TO FINANCIAL STATEMENTS

5.  ASSETS BY FUND  The following table sets forth the assets as of December 31,
                    1999 in each of the investment programs offered by the Plan.

                                                                                     T ROWE
                                                                    VANGUARD          PRICE           PBHG
                                      INCOME       PIMCO TOTAL      GROWTH &      INTERNATIONAL      GROWTH
                                      FUND II      RETURN FUND    INCOME FUND      STOCK FUND         FUND
------------------------------------------------------------------------------------------------------------------
 Mutual funds                         $  324,598     $  254,665     $   932,990      $   141,670     $  809,514

 Participant loans


 Contributions receivable                 17,923          9,080          44,163            8,834         40,723

------------------------------------------------------------------------------------------------------------------
 NET ASSETS AVAILABLE FOR BENEFITS      $342,521      $ 263,745       $ 977,153        $ 150,504       $850,237
==================================================================================================================

                                           SCHEIN
                                           PHARMA-
                                          CEUTICAL       PARTICIPANT
                                         STOCK FUND         LOANS             TOTAL
------------------------------------------------------------------------------------------
Mutual funds                                $   42,262         $    --         $2,505,699

Participant loans                                               93,344             93,344


Contributions receivable                         2,311                            123,034

------------------------------------------------------------------------------------------
NET ASSETS AVAILABLE FOR BENEFITS             $ 44,573        $ 93,344         $2,722,077
==========================================================================================

6. SUBSEQUENT EVENT           On May 25, 2000 the Plan Sponsor announced that it
                              had reached a definitive agreement to be acquired by Watson Pharmaceutical, Inc ("Watson"), under which Watson will acquire all the outstanding stock of Schein Pharmaceutical, Inc through a two-step transaction comprised of a cash tender followed by a taxable stock exchange. The tender offer, which is subject to customary closing conditions, is expected to close in early July
                              2000 with the merger expected to close in September 2000.

                              If and when the acquisition is consummated, the plan sponsor believes that this Plan will be terminated and, following the receipt of a favorable determination letter from the Internal Revenue Service, Watson shall permit employees to elect to rollover their respective amounts to a retirement plan maintained by Watson.

                                                   DANBURY PHARMACAL PUERTO RICO
                                                             PROFIT SHARING PLAN

          FORM 5500 - ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
              EIN:  52-1760757                                     PLAN NO.  001

===========================================================================================================
DECEMBER 31, 1999
-----------------------------------------------------------------------------------------------------------
                         (a)                                       (b)                       (c)
                                                       Description of investment,
                                                    including maturity date, rate of
                                                      interest, collateral, par or
    Identity of issuer, borrower or similar party            maturity value              Fair Value
-----------------------------------------------------------------------------------------------------------
INVESTMENTS (1):
       Income Fund II                               16,636 shares                                 $324,598
       PIMCO Total Return Fund                      25,724 shares                                  254,665
       Vanguard Growth & Income Fund                25,162 shares                                  932,990
       T Rowe Price International Stock Fund        7,445 shares                                   141,670
       PBHG Growth Fund                             17,086 shares                                  809,514
       Schein Pharmaceutical Stock Fund             5,321 shares                                    42,262
-----------------------------------------------------------------------------------------------------------
                                                                                                 2,505,699
PARTICIPANT LOANS                                   Interest rates range from 5% to
                                                    10%, with maturity dates through
                                                    2007, participants' account
                                                    balances serve as collateral                    93,344
-----------------------------------------------------------------------------------------------------------
                                                                                                $2,599,043
===========================================================================================================

(1) Represents investments in mutual funds; as such there are no maturity dates, rates of interest, collateral, par values or maturity values.

                                   SIGNATURES

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                     DANBURY PHARMACAL PUERTO RICO PROFIT SHARING PLAN
                     By: SCHEIN PHARMACEUTICAL, INC. as plan administrator


 Date: June 27, 2000 By: /s/ Whitney K. Stearns, Jr.
                         ----------------------------------
                         Whitney K. Stearns, Jr.
                         Senior Vice President
                         and Chief Financial Officer


                                INDEX TO EXHIBITS

 Exhibit          Description
 Number

23.1       Consent of BDO Seidman, LLP